The Garzarelli Funds
            Written Instructions Abolishing The Garzarelli Affinity
                               Equity Fund Series

The undersigned, being the sole trustee of The Garzarelli Funds (the "Trust"), a Delaware business trust organized pursuant to a Declaration of Trust dated October 1, 1996, pursuant to Section 6.2(b) of Article VI and Section 9.3 of
Article IX of the Declaration of Trust, does hereby abolish the Garzarelli Affinity Equity Fund series of the Trust and the establishment and designation thereof. This instrument shall constitute an amendment to the Declaration of Trust.

     IN WITNESS WHEREOF, the undersigned has this 20th day of February, 1997 signed these presents.

     /s/ H. Steel Bokhof, Jr.
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     H. Steel Bokhof, Jr.
     President